UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of January 2024

001-41334

(Commission File Number)

Rail Vision Ltd.
(Exact name of Registrant as specified in its charter)

15 Hatidhar St.
Raanana, Israel, 4366517
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On January 31, 2024, Rail Vision Ltd. (the “Company”) announced that it will hold  an Extraordinary General Meeting of Shareholders (the “Meeting”) on February 21, 2024 at 3:00 p.m. (Israel time) at the offices of the Company at 15 Hatidhar St. Raanana, Israel.

In connection with the Meeting, the Company furnishes the following documents:

1.	Notice and Proxy Statement with respect to an Extraordinary General Meeting of Shareholders describing the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting, attached hereto as Exhibit 99.1; and

2.	Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting, attached hereto as Exhibit 99.2.

Only shareholders at the close of business on February 2, 2024 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to an Extraordinary General Meeting of Shareholders to be held on February 21, 2024;
99.2	Proxy Card whereby holders of ordinary shares of the Company;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAIL VISION LTD.

Date: January 31, 2024	By:	/s/ Shahar Hania
Shahar Hania
Chief Executive Officer

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